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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

WESTERN ALLIANCE BANCORPORATION
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
957638 10 9
(CUSIP Number)
Western Alliance Bancorporation
2700 West Sahara Avenue
Las Vegas, NV 89102
Phone: (702) 248-4200
Attention: Corporate Secretary
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 20, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	957638 10 9

1	NAMES OF REPORTING PERSONS:
	William S. Boyd

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		1,606,980

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,606,980

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,606,980

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
* Based on 29,698,284 shares of the issuer’s common stock outstanding as of July 24, 2007.

SCHEDULE 13D
Item 1. Security and Issuer
     This Statement on Schedule 13D (this “Statement”) relates to shares of the common stock, $0.0001 par value per share, of Western Alliance Bancorporation, a Nevada corporation (the “Company”), whose principal executive offices are located at 2700 West Sahara Avenue, Las Vegas, Nevada 89102.
Item 2. Identity and Background
     This Statement is filed on behalf of William S. Boyd, whose business address is c/o Western Alliance Bancorporation, Attn: Corporate Secretary, 2700 West Sahara Avenue, Las Vegas, Nevada 89102.
     Mr. Boyd is presently employed as Chief Executive Officer and Chairman of the Board of Directors of Boyd Gaming Corporation, a diversified owner of gaming entertainment properties whose principal executive offices are located at 3883 Howard Hughes Parkway, Ninth Floor, Las Vegas, Nevada 89169. Mr. Boyd has also served as a member of the Company’s Board of Directors since 2002. Mr. Boyd has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Boyd is a U.S. citizen.
Item 3. Source and Amount of Funds or Other Consideration
     The source of funds used in making the purchases by Mr. Boyd is funds owned by him individually and acquired by him as a result of his business activities.
Item 4. Purpose of Transaction
     The purpose of the acquisition of the shares of the Company’s common stock by Mr. Boyd is for investment, and the purchases of the shares of the Company’s common stock by Mr. Boyd were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.
     Mr. Boyd will review from time to time various factors relevant to his beneficial ownership of the Company’s securities, including trading prices for the Company’s common stock and conditions in capital markets generally, developments in the Company’s business and financial condition, result of operations and prospects, and other factors and, based thereon may, from time to time, dispose of some or all of the Company’s common stock that he beneficially holds, or acquire additional securities of the Company, in privately negotiated transactions, market sales or purchases, or otherwise. Mr. Boyd has in the past acquired, and may in the future acquire, stock options or other rights to purchase securities of the Company in the ordinary course of business in connection with his service on the Board of Directors of the Company.
     Other than as set forth above and in his capacity as a director of the Company, Mr. Boyd has no present plans or proposals that relate to or would result in any of the actions described in Items 4(a) though (j) of Schedule 13D.
Item 5. Interest in Securities of the Issuer
     (a), (b) The information set forth on the cover page of this Schedule 13D is incorporated herein by reference. Mr. Boyd holds dispositive and voting power over an aggregate of 1,606,980 shares of the Company’s common stock, consisting of 1,250 shares subject to stock options that are exercisable within 60 days of the date hereof and 1,605,730 shares held as trustee of The William S. Boyd Trust. Mr. Boyd expressly disclaims beneficial ownership in any securities of the Company except those securities owned directly by him or to the extent of his pecuniary interest in The William S. Boyd Trust.
     (c) The information included on Item 1 through Item 4 hereof is incorporated herein by reference.
     On July 20, 2007, The William S. Boyd Trust purchased 56,000 shares of Company common stock at a price per share of $24.99.

     On July 23, 2007, The William S. Boyd Trust purchased 44,000 shares of Company common stock at a price per share of $25.66.
     No other transactions in the Company’s common stock were effected during the 60 days prior to the date hereof by Mr. Boyd.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Not applicable.
Item 7. Material to Be Filed as Exhibits
     Not applicable.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 27, 2007	By:	/s/ William S. Boyd
William S. Boyd

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